

October 15, 2014

Via E-mail
Thomas D. Cestare
Chief Financial Officer
Beneficial Bancorp, Inc.
1818 Market Street
Philadelphia, PA 19103

> **Re:** **Beneficial Bancorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 25, 2014**
> **File No. 333-198282**

Dear Mr. Cestare:

We have reviewed your response letter and amended registration statement dated September 25, 2014 and have the following comment. In our comment, we ask you to revise future filings.

Please respond to this letter by agreeing to revise future filings. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Parent Company Financial Information

Condensed Statements of Cash Flow – Parent Company Only, page F-78

1. You stated in your response that since the predominant use of these dividends by Beneficial Mutual Bancorp was to repurchase Beneficial Mutual Bancorp's common stock and the cash outflow from stock repurchases should be included in financing activities as described in ASC 230-10-45-15, the Company believes it was appropriate to record both the cash inflow related to the dividend and the cash outflow related to the share repurchases within the financing activity section in the parent company cash flow statement. However, ASC 230-10-45-16(b) is clear that dividends received should be classified as operating activities on a statement of cash flows. In addition, share repurchases typically represent a return to shareholders that is attributable to profitable operations as opposed to financing transactions. Please reclassify the dividends received from financing cash inflows to operating cash inflows in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chris Harley at (202) 551-3695 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney

cc.   Via E-mail
        Steve Donahoe
        Kilpatrick Townsend & Stockton LLP